Exhibit 99.1

David L. Adams
Sr VP Finance & CFO
( (514)335-4035
Ê(514)956-4405
*DavidL_Adams@srtelecom.com

July 28, 2005

Mr. Larry Spirgel
Assistant Director
Mail Stop 3561
United States Securities and Exchange Commission
Washington, D.C.
USA 20549

Re:	SR Telecom Inc.
Form 20-F for Fiscal Year Ended December 31, 2004

Forms 6-K for Fiscal Quarter Ended march 31, 2005
File No.000-50378

Dear Mr. Spirgel,

Thank you for your letter of July 14, regarding our most recently filed Forms 20F and 6-K.

We are currently working on completing an exchange offer for our outstanding 8.15% Debentures and are closing our second quarter, which is scheduled for release on August 11, following our regularly scheduled Audit committee and Board of Directors meeting.

We hereby request that the deadline for our response be extended to August 26, 2005, at which time we will be able to provide you with comprehensive responses to all of the questions that you have asked.

We trust that this will be satisfactory for your purposes and look forward to a positive response to our request.

Yours truly,

David L. Adams
Senior Vice President Finance & Chief Financial Officer